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FILE NO. 82-3919

December 19, 2003

BY AIR MAIL


03045520

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Interim Consolidated Results, Financial Summary (April 1, 2003 to September 30, 2003) (Consolidated) (dated November 5, 2003)
- Interim Non-Consolidated Results, Financial Summary (April 1, 2003 to September 30, 2003) (Consolidated) (dated November 5, 2003)
- Sale of part of the shares of Bandai Networks Co., Ltd. held by the Company upon listing thereof (dated November 5, 2003)
- Sale of part of the shares of Bandai Networks Co., Ltd. held by the Company upon listing thereof (dated December 2, 2003)

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

Bandai


SEC MAIL
RECEIVED
PROCESSING
DEC 29 2003
WASH. D.C.
187
SECTION

Interim Consolidated Results
Financial Summary

(April 1, 2003 to September 30, 2003)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

November 5, 2003

Financial Statements (Consolidated)

For the Interim Period Ended September 30, 2003

BANDAI CO., LTD.
Stock Code: 7967
(URL: http://www.bandai.co.jp/)

Stock Exchange: Tokyo Stock Exchange (TSE)
Head office: Tokyo, Japan

Representative: Takeo Takasu, President and Representative Director
Person to contact: Hiroshi Kawasaki, General Manager, President's Office
Date of the Meeting of the Board of Directors: November 5, 2003
Adoption of U.S. G.A.A.P: No.

All data in millions of yen, rounded down, except dividends, per-share amounts and percents.

1. Business Results for the Interim Period Ended September 30, 2003 (April 1, 2003 - September 30, 2003)

(1) Consolidated Operating Results

(In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2003	119,926	5.3%	13,952	5.3%	13,551	0.2%
Interim Period Ended September 30, 2002	113,850	3.2%	13,247	18.4%	13,525	14.7%
Fiscal Year Ended March 31, 2003	244,949		25,868		26,435	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Interim Period Ended September 30, 2003	6,729	(4.9)%	137.60 yen	137.29 yen
Interim Period Ended September 30, 2002	7,074	27.1%	144.65 yen	144.44 yen
Fiscal Year Ended March 31, 2003	12,667		254.09 yen	253.74 yen

Notes: 1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
Interim period ended September 30, 2003: (613) million yen
Interim period ended September 30, 2002: 215 million yen
Fiscal year ended March 31, 2003: 345 million yen

2) Average number of outstanding shares during the interim period (fiscal year) (Consolidated):
Interim period ended September 30, 2003: 48,904,366 shares
Interim period ended September 30, 2002: 48,904,287 shares
Fiscal year ended March 31, 2003: 48,871,894 shares

3) Changes in accounting procedure: Yes

4) All percentages represent changes compared to the prior interim period.

(2) Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
Interim Period Ended September 30, 2003	225,482	123,253	54.6%	2,516.49 yen
Interim Period Ended September 30, 2002	194,942	111,470	57.2%	2,279.36 yen
Fiscal Year Ended March 31, 2003	225,683	116,116	51.4%	2,370.91 yen

Note: Total number of issued shares at the end of the interim period (fiscal year) (Consolidated):
Interim period ended September 30, 2003: 48,978,449 shares
Interim period ended September 30, 2002: 48,904,249 shares
Fiscal year ended March 31, 2003: 48,870,347 shares

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the period (year)
Interim Period Ended September 30, 2003	7,459	(6,307)	(2,040)	83,154
Interim Period Ended September 30, 2002	9,719	(810)	(2,993)	50,021
Fiscal Year Ended March 31, 2003	28,009	(3,967)	14,780	83,326

(4) Matters concerning the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out.

- Number of consolidated subsidiaries: 29
- Number of non-consolidated subsidiaries as to investments in which the equity method of accounting has been carried out: 0
- Number of affiliated companies as to investments in which the equity method of accounting has been carried out: 3

(5) Changes of the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out:

Consolidated subsidiaries: (Newly included) 3
(Excluded) 2

Companies as to investments in which the equity method of accounting has been carried out:
(Newly included) 1
(Excluded) 0

2. Fiscal Year 2004 Full Year Projections (April 1, 2003 - March 31, 2004)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2004	255,000	28,000	14,200

Reference: Projected net income per share for fiscal year 2004 (full year): 142.64 yen

*1 In accordance with the resolution adopted at the meeting of the Board of Directors held on August 5, 2003, the Company plans to split each of the shares of common stock held by the shareholders as of September 30, 2003 into two shares on November 20, 2003. The projected net income per share for fiscal year 2004 (full year) is calculated based on the number of issued shares after the stock split.

*2 "Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations. As for the matters relating to the above forecast, please refer to page 18 hereof.

I. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of Bandai Co., Ltd., as well as 46 subsidiaries and 5 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, apparel, household goods, stationery, game software and amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of DVD and video software and other visual and musical works and network content, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area.

Business Area	Sales category	Region	Major companies
Toys and Hobby Area	Toys, candy toys, toys for vending machines, cards, models, etc.	Domestic	Bandai Co., Ltd. (the Company), Banpresto Co., Ltd., Popy Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co.,Ltd., Megahouse Corp., Palbox Co.,Ltd., Happinet Corp. and 2 other companies (11 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., Bandai U.K. Ltd., Bandai España S.A., Bandai (H.K.) Co., Ltd., Bandai Korea Co., Ltd., BHK Trading Ltd., Bandai Industrial Co.,Ltd., and 5 other companies (*1) (13 companies in total)
Lifestyle Area	Apparel, household goods, stationery, etc.	Domestic	Bandai Co., Ltd. (the Company), Seika Co., Ltd., Tohato Inc. (3 companies in total)
Amusement Area	Amusement equipment and prizes, etc.	Domestic	Banpresto Co., Ltd., Banwave Co., Ltd., PleasureCast Co., Ltd. (3 companies in total)
		Overseas	Banpresto (H.K.) Ltd. (1 company in total)
Game Software Area	Game software for home game machines and portable game machines, etc.	Domestic	Bandai Co., Ltd. (the Company), Banpresto Co., Ltd., Bec Co., Ltd., Banpresoft Co., Ltd., Happinet Corp. and 1 other company (6 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., (2 companies in total)
Visual Area	Visual works, Visual software, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 1 other company (3 companies in total)
		Overseas	Bandai Entertainment Inc. and 2 other companies (3 companies in total)
Network Area	Mobile phone contents, broadband video distribution, on-line game, etc.	Domestic	Bandai Networks Co., Ltd., Bandai Channel Co., Ltd. and 1 other company (3 companies in total)
Other Business Areas	Transportation and warehousing of products, leasing, real estate management, printing, licensing, etc.	Domestic	Banalex Corp., Bandai Logipal Inc., Artpresto Co., Ltd., Sotsu Agency Co., Ltd. and 6 other companies (10 companies in total)
		Overseas	1 company (1 company in total)

*1 One of the 5 other companies was in liquidation as of September 30, 2003.

*2 The number of companies engaged in each business area is obtained by counting companies engaged in one or more business areas as many times.

*3 The business categories, which were previously shown by three business areas, "Toys and Amusement," "Media" and "Other Business," are shown by seven business areas, "Toys and Hobby," "Lifestyle," "Amusement," "Game Software," "Visual," "Network" and "Other Business," effective from the consolidated interim period under review. In accordance with the medium-term management plan that started in April 2003, the Company has introduced new business categories from consumers' perspectives. Consequently, the business segments also are rearranged.

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales
Toys and Hobby Area
<Japan>
Plex Co., Ltd.
Seeds Co., Ltd.
Bandai Co., Ltd. (the Company)
Megahouse Corp. ※1
Palbox Co., Ltd.
Popy Co., Ltd.
Sunlink Co., Ltd.
Happinet Corp.※2
<America>
Bandai America Inc.
<Europe>
Bandai S.A.
Bandai U.K. Ltd.
Bandai Espana S.A.
<Asia>
Bandai (H.K.) Co., Ltd.
BHK Trading Ltd.
Bandai Industrial Co., Ltd.
Bandai Korea Co., Ltd.
Lifestyle Area
<Japan>
Seika Co., Ltd.
Tohato Inc.
Amusement Area
<Japan>
Banpresto Co., Ltd.
Banwave Co., Ltd.
PleasureCast Co., Ltd.
<Asia>
Banpresto (H.K.) Co., Ltd.
Game Software Area
<Japan>
Bec Co., Ltd.
Banpresoft Co., Ltd.
Visual Area
<Japan>
Sunrise Inc.
Bandai Visual Co., Ltd
<America>
Bandai Entertainment Inc.
Network Area
<Japan>
Bandai Networks Co., Ltd.
Bandai Channel Co., Ltd.
Other Business Area
<Japan>
Bandai Logipal Inc.
Banalex Corp.
Artpresto Co.,Ltd.
Sotsu Agency Co., Ltd. ※
Customers and Consumers

Note: No mark Consolidated subsidiaries
※. Affiliated companies accounted for by the equity method.
→ Products and Services

(Note) Affiliated companies that belong under the "Other Business Area" provide various services to the Group companies.

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Taito-ku, Tokyo	2,182	Visual	67.3 (0.8)	Planning, creation and sale of visual software, etc. A: 0 B: 0	(Notes) 5,7
Banpresto Co., Ltd.	Taito-ku, Tokyo	3,020	Amusement, Toys and Hobby & Game Software	52.3 (0.1)	Manufacture and sale of game software and amusement equipment, etc. A: 0 B: 0	(Notes) 4,5,6
Megahouse Corp.	Taito-ku, Tokyo	920	Toys and Hobby	100.0	Selling products, etc. to Bandai. A: 2 B: 1	
Palbox Co., Ltd.	Taito-ku, Tokyo	800	Toys and Hobby	100.0	Planning, development and marketing of toys. A: 3 B: 3	
Popy Co., Ltd.	Taito-ku, Tokyo	800	Toys and Hobby	100.0 (40.0)	Mainly purchases components from Bandai. A: 3 B: 3	
Sunrise Inc.	Suginami-ku, Tokyo	39	Visual	99.6 (7.6)	Planning and creation of animation. A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	586	Network	85.3	Providing content for mobile phones. A: 1 B: 0	
Seika Co., Ltd.	Chiyoda-ku, Tokyo	205	Lifestyle	58.6	Planning, development and sales of stationery and miscellaneous goods. A: 3 B: 2	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other Business	44.7	Mainly transportation and warehousing of Bandai's products. A: 0 B: 0	(Notes) 3,5,7
Banalex Corp.	Taito-ku, Tokyo	1,305	Other Business	100.0	Leasing office equipment, etc. to Bandai, Banpresto Co., Ltd., etc. A: 3 B:3	
Banwave Co., Ltd.	Taito-ku, Tokyo	200	Amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd.. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Game software	100.0	Planning and development of Bandai's game software. A: 2 B: 1	
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	200	Game software	100.0 (100.0)	Planning and development of Banpresto's game software. A:0 B:0	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai Co., Ltd. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toys and Hobby	100.0	Mainly manufacture of Bandai's products A: 2 B: 1	
Plex Co., Ltd.	Chuo-ku, Tokyo	40	Toys and Hobby	100.0	Planning and development of Bandai's products A: 3 B: 1	
Artpresto Co., Ltd.	Taito-ku, Tokyo	30	Other Business	100.0 (55.0)	Planning and designing various printed materials for Bandai, Banpresto Co., Ltd., etc. A:1 B:1	
Sunlink Co., Ltd.	Bunkyo-ku, Tokyo	480	Toys and Hobby	95.6 (1.0)	Mainly sale of Bandai's products A: 1 B: 1	
Bandai Channel Co., Ltd.	Taito-ku, Tokyo	10	Network	100.0 (45.0)	Providing broadband content A: 4 B: 2	
PleasureCast Co., Ltd.	Taito-ku, Tokyo	300	Amusement	100.0 (100.0)	Management of amusement facilities A: 0 B: 0	
Bandai America Inc.	California, U.S.A.	US$ 24.6 million	Toys and Hobby, Game Software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 6 B: 4	(Note) 4
Bandai Entertainment Inc.	California, U.S.A.	US$ 0.1 million	Visual	100.0 (100.0)	Planning, creation, sale and copyright management of video software A: 3 B: 2	
Bandai S.A.	Saint-Ouen-l'Aumone, France	Euro 9 million	Toys and Hobby, Game Software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
Bandai U.K. Ltd.	Southampton, UK	Stg. £ 16 million	Toys and Hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	(Note) 4
Bandai Espana S.A.	Madrid, Spain	Euro 4.808 million	Toys and Hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
Bandai (H.K.) Co., Ltd.	Central, Hong Kong	HK$ 103 million	Toys and Hobby	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 8 B: 6	
Banpresto (H.K.) Ltd.	New Territories, Hong Kong	HK$ 32 million	Amusement	100.0 (100.0)	Mainly management of production of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK Trading Ltd.	Central, Hong Kong	HK$ 7 million	Toys and Hobby	100.0 (100.0)	Exchange control for import/export of products for Bandai. A: 3 B: 3	

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
Bandai Industrial Co., Ltd.	Chacheong-sao, Thailand	Baht 150 million	Toys and Hobby	100.0 (100.0)	Manufacture of toys for Bandai and its domestic subsidiaries A: 5 B: 4	
Bandai Korea Co., Ltd.	Seoul, South Korea	Won 1,100 million	Toys and Hobby	54.5 (9.1)	Mainly sale of toys purchased from Bandai and Bandai (H.K.) Co., Ltd. A: 5 B: 3	
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751	Toys and Hobby, Game Software	25.1 (0.5)	Mainly sales of Bandai's products A: 0 B: 0	(Notes) 5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	414	Other Business	15.5	Advertising agency business and copyright business planning and development. A: 0 B: 0	(Note) 5,7,8
Tohato, Inc.	Toshima-ku, Tokyo	4,021	Lifestyle	27.7	Manufacture and sales of snacks and biscuit, etc. A: 0 B: 0	

Notes: 1) In "Main business" column, the name of the relevant type-of-business segment is given.
2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership (amounts outside parentheses include both direct and indirect ownership).
3) Although 50% or less of the equity is owned, the company in question is classified as a subsidiary, because it is effectively controlled by Bandai.
4) These companies are "tokutei kogaisha" (specified subsidiaries).
5) These companies file their "yuka shoken todokedesho" (securities notifications) or "yuka shoken houkokusho" (securities reports) with the Minister of Finance.
6) The company in question is listed on the Tokyo Stock Exchange, first section.
7) The company in question is listed on JASDAQ.
8) Although less than 20% of the equity is owned, the company in question is classified as an affiliated company because Bandai has effective leverage over the company.

II. Management Policy

A. Fundamental policies

Our corporate philosophy is to pursue growth as an enterprise that is dedicated to providing enjoyment and fulfilling the dreams of customers worldwide. Under the corporate slogan *Dream Creation* we are striving to meet these goals:

1 Customer satisfaction
To contribute to an affluent society and a rich culture, by developing products and services that meet the needs of the age.

2 Social harmony
As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

3 Full activation of employee resources
Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise their morale and improve their skill levels.

4 Innovative management
To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

5 Shareholder satisfaction
To maximize shareholder value, by fulfilling shareholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

Under the key phrase *Charge! Change! Revolutionalize!!* employed in our new three-year medium-term management plan, which has started from April 2003, we, placing importance on earnings, have exerted our efforts to "expand business," based on our "Business Creation Strategy" and "Business Expansion Strategy."

B. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have made the implementation of stable dividends an important part of our management plan.

In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

C. Attitude and policy on reduction in investment units

We recognize it as an important issue for its capital policy to broaden our investor base and increase the liquidity of our shares. On August 1, 2000, we reduced the number of shares constituting one unit from 1,000 shares to 100 shares. We also plan to split our shares at the rate of 1:2 on November 20, 2003.

By taking into consideration the market trends and our operating results in the future, we will seriously consider any possible reduction in our investment units.

D. Management performance targets

The Company uses ROA (ordinary profit return on total assets) as its medium-term management benchmark. Based on the three-year medium-term management plan starting from April 2003, which focuses on profitability to "expand business," management believes that a strengthened and more stable management structure can be achieved by "the efficient use of all assets that are owned."

With the Company's ROA goal at the end of the medium-term management plan (March 31, 2006) fixed at an ROA level of over 13.0%, the Company will endeavor to further improve efficiency and expand business.

<Reference>
Consolidated ROA

	FY2000	FY2001	FY2002	FY2003	FY2004 Forecast
Consolidated ROA(%)	3.6	7.7	10.9	12.5	12.5


%
15.0
10.0
5.0
0.0
FY2000
FY2001
FY2002
FY2003
FY2004
Forecast

E. Management strategies for the medium and long term

The Company has promoted a new medium-term management plan covering the three-year period between April 2003 and March 2006.

Emphasis on profitability will continue to be a main focus of the plan, while at the same time the Company will work to expand revenues with a character-based "business creation strategy" and further growth in existing businesses through an active "Business expansion strategy", in order to achieve growth rates higher than those achievable heretofore.

Management strategies will emphasize "strengthened brand power" and the "development of M&A and/or strategic alliances". In "strengthened brand power", the Company will work to strengthen the overall corporate brand of Bandai, while working to create an optimal brand for each business segment. In order to promote a two-pronged brand strategy of combining cohesive group strength with the uniqueness of each business segment, the Company aims to create a pure holding company organizational format. In addition, the Company intends to develop M&A and strategic alliances with the eye toward not only complementing existing businesses and strengthening group synergies, but also to create new businesses and that can utilize the strengths of the Bandai Group and work to diversify sources of revenue.

Operationally, the Company's strategies are; (1) Globalization, (2) Network business, and (3) Content development.

Regarding globalization, in order to develop the Company's business domains on a global scale through the introduction of new characters, the emphasis will shift from a regionally-focused strategy to a business domain-focused strategy, with each business segment taking a global view in developing its business.

In terms of networked businesses, the mobile content, online game and broadband communications will be the focus of content distribution efforts, and the Company will endeavor to provide a combination of attractive "goods" as well as "services" as it strives to create value.

As for content development, the Company will be emphasizing closer collaboration with outside talent in the creation of original characters, and will introduce "character managers" to coordinate Group activities aimed at developing each character from a long-term perspective.

The Company also aims to further strengthen the Group itself through continued reorganization and other measures.

F. Key Issues the Company Needs to Address

The main management issues include; a) environmental countermeasures, including product materials and recycling, b) the decline in the number of children due to declining birth rates, c) diversifying consumer needs, and d) the changing structure of the distribution system. All of these issues are important, long-term issues that need to be addressed.

Regarding environmental issues, the Company will actively work to respond to the needs of society by clearly identifying materials used in products, and will use materials that can provide consumers with a greater degree of safety. Regarding the decline in the number of children, the Company will also take vigorous measures to expand the scope of its business operations by broadening the target age markets for its products and to further developing overseas markets. Furthermore, we will work to develop new products and revolutionalize the distribution system by appropriately responding to the diversifying needs of consumers and the dramatic changes in the distribution market and without being restrained by the existing business practice.

G. Basic Corporate Governance Philosophy and Implementation of Related Policies

(Basic Corporate Governance Philosophy)

As it provides people around the world with excitement, the Company places high

importance on strengthened corporate governance in the pursuit of fair and open corporate management.

(Implementation Status of Corporate Governance Policies)

The Company's system of management controls and corporate governance to monitor the management decision-making process and the administration as well as the supervision of this process is as follows;



General Shareholders' Meeting
Board of Statutory Auditors
Statutory Auditors
Board of Directors
Personnel Committee
Representative Directors
Compliance Committee
Office of Operational Compliance
Directors
Executive Officers

The Company has introduced a system of Executive Officers and has more clearly defined the role and responsibilities of the position in an effort to speed up the management decision-making process. To revitalize the Company's Board of Directors, the term of Directors has been reduced from two years to one year and to enhance the supervisory function of the Board, one outside Director has been elected to form the 13-member Board.

Moreover, to further strengthen and deepen the quality of management, a "Personnel Committee" was introduced that will be responsible for the selection of Directors of the Company and representative directors of Bandai Group companies, and which will objectively and neutrally determine the appropriateness of their compensation.

The Company has also adopted a statutory auditor system, with all four Statutory Auditors being outside auditors to improve the visibility and objectivity of the audit process.

In addition, a Compliance Committee has been established to ensure that the Company and its employees adhere to corporate ethical standards and comply with relevant legal requirements.



III. Performance and Financial Status

1. Performance

A. Results

Overview:

(In millions of yen, rounded down-except where noted)

	Net Sales	Operating Income	Recurring Income	Net Income	Net Income per share
Interim period September 30, 2003	119,926	13,952	13,551	6,729	137.60 yen
Interim period September 30, 2002	113,850	13,247	13,525	7,074	144.65 yen
Change in %	5.3%	5.3%	0.2%	(4.9%)	(4.9%)

During the six-month period ended September 30, 2003, the Japanese economy still remained sluggish due to such factors as slow private spending and a worsening employment environment, though it showed some signs of recovery as corporate earnings and the stock market began to recover.

Under these circumstances, the Bandai Group, based on its three-year medium-term business plan starting in April 2003, has worked for the "expansion of business" placing emphasis on profitability. Specifically, the Group has actively promoted a character-based "business creation strategy" and "business expansion strategy" focusing on further growth in existing businesses, as well as various measures, in order to achieve sales growth rates higher than those achievable heretofore.

Consolidated net sales for the interim period were 119.926 billion yen, up 5.3% compared to the prior interim period.

Domestic operations accounted for 98.194 billion yen (up 2.6%), and overseas operations for 21.732 billion yen (up 19.6%). Consolidated operating income for the interim period was 13.952 billion yen, up 5.3% compared to the prior interim period, recurring income was 13.551 billion yen, up 0.2%, and higher profitability was also reflected in an operating profit margin of 11.7%. Consolidated net income for the interim period was 6.729 billion yen, down 4.9% compared to the prior interim period.

Interim dividends are fixed at 15 yen per share, based on the policy on distribution of dividends.


(In millions of yen)
Net Sales
150,000
100,000
50,000
0
(FY)
2002 Interim
2003 Interim
2004 Interim


(In millions of yen)
Income
15,000
10,000
5,000
0
(FY)
2002 Interim
2003 Interim
2004 Interim
Operating Income
Recurring Income
Net Income

Performance by business area:

(In millions of yen, rounded down)

	Net Sales			Operating Income		
	Interim Period Sept. 30, 2003	Interim Period Sept. 30, 2002	Increase (decrease)	Interim Period Sept. 30, 2003	Interim Period Sept. 30, 2002	Increase (decrease)
Toys and Hobby area	67,008	61,343	5,664	6,830	4,149	2,680
Lifestyle area	9,532	9,142	389	1,201	1,108	92
Amusement area	8,019	8,511	(491)	479	628	(148)
Game software area	13,788	16,218	(2,430)	1,604	3,377	(1,772)
Visual area	15,786	13,170	2,616	2,865	3,074	(208)
Network area	4,996	4,193	803	1,136	1,059	76
Other business areas	6,443	6,465	(21)	339	373	(33)

Toys and hobby area

The toys and hobby area recorded net sales of 67.008 billion yen for the interim period, up 9.2% compared to the prior interim period, and operating income of 6.830 billion yen, up 64.6%. In Japan, character toys for boys led by "*Power Rangers*" *(Bakuryu Sentai AbaRangers)* and "*Masked Rider 555*" showed strong performance. Products of "*Mobile Suit Gundam*" series, including models, as well as products for vending machines and candy toys were very popular.

Overseas, character toys for our mainstay "*Power Rangers*" series focused on figures did well in Europe. Sales of character toys for girls– "*Strawberry Shortcake*" in America and "*Bratz*" in Europe showed good growth. The business area overall achieved increased revenue and profits.

Lifestyle area

The lifestyle area recorded net sales of 9.532 billion yen for the interim period, up 4.3% compared to the prior interim period, and operating income of 1.201 billion yen, up 8.3%. Sales of apparel goods, including clothing items for children mainly featuring "*Power Rangers*" *(Bakuryu Sentai AbaRangers)* and "*Soreike! Anpanman*" series, and clothing items for adolescents led by our inner cloth brand "*mi·ke·ra*" series showed strong performance. Additionally, "*Bikkura Tamago*" series of egg-shaped bath salts with a figure of a popular character and dress-up seals for mobile phones "*Kyara Haru Art*" gained high popularity.

The business area overall achieved increased revenue and profits.

Amusement area

The amusement area recorded net sales of 8.019 billion yen for the interim period, down 5.8% compared to the prior interim period, and operating income of 479 billion yen, down 23.7%. In our amusement facility operation, sales increased steadily due to refurbishing of our existing facilities and the addition of two facilities targeting families. In our amusement prizes

business, some products led by *From TV Animation "One Piece"* and "*Masked Rider 555*" gained popularity. However, overall sales were poor and costs of up-front investment in the amusement facility operation increased. The business area overall achieved decreased revenue and profits.

As from the interim period under review, PleasureCast Co., Ltd. is included as a consolidated subsidiary.

Game software area

The game software area's net sales for the interim period were 13.788 billion yen, down 15.0% compared to the prior interim period, and operating income down by 52.5% to 1.604 billion yen. In Japan, software for PlayStation 2 "*Mobile Suit Gundam Meguriai Sora*" and "*Mobile Suit Gundam SEED*" gained strong loyalty. Our "*.hack (dot hack)*" series produced extremely strong performance, with the launch of the series' fourth and last edition "*.hack (dot hack)// Quarantine Vol. 4*" in Japan, as well as TV broadcasting of the series and the simultaneous launch of game software in the U.S. However, major game software titles are planned to be launched extensively in the second half of the current fiscal year and consequently, both net sales and operating income declined, compared to the prior interim period when this business area showed good growth.

Visual area

The visual area's net sales for the interim period were 15.786 billion yen, up 19.9% compared to the prior interim period, and operating income down by 6.8% to 2.865 billion yen. Bandai Visual's sales of DVD software contributed, led by "Knights Of The Zodiac (Saint-Seiya)" and "Ghost In The Shell" series in broad popularity, and "Crayon Shin-chan" for kids with strong loyalty.

In addition, the TV animation features "Mobile Suit Gundam SEED" produced by Sunrise Inc. gained popularity among viewers over a broad age spectrum, and produced Group synergies in visual contents as these programs' popularity was leveraged among Bandai Group companies through the commercialization of products in various business domains, including DVD software and models.

While this produced an increase in revenues for the interim period, an increase in up-front investment in movie content and other costs resulted in a decline in operating income.

Network area

The network area's net sales for the interim period were 4.996 billion yen, up 19.2% compared to the prior interim period, and operating income up by 7.2% to 1.136 billion yen. Mobile phone content services showed good performance, led by contents for stand-by modes. In our mail-order business, original goods utilizing our popular characters and apparel goods from renowned fashion brands gained high popularity. In addition, sales under license of new functional goods, including 3D polygon engines, showed good growth. The business area overall achieved increased revenue and profits.

As from the interim period under review, Bandai Channels Co., Ltd., which is engaged in broadband content services, is included as a consolidated subsidiary.

Other business areas

Sales in the other business areas were 6.443 billion yen, down 0.3% compared to the prior interim period, and operating income was 339 million yen, down 9.1%. These areas are comprised of companies involved in distribution, leasing, printing and other support functions for the Bandai Group. Compared to the prior interim period, revenues from real estate related business, which is usually highly profitable, declined and this resulted in decreased net sales and operating income.

Performance by place of business:

(In millions of yen, rounded down)

	Net Sales			Operating Income		
	Interim Period Sept. 30,2003	Interim Period Sept. 30, 2002	Increase (decrease)	Interim Period Sept. 30, 2003	Interim Period Sept. 30, 2002	Increase (decrease)
Japan	100,623	97,420	3,202	11,308	11,815	(507)
America	12,207	12,570	(362)	1,175	1,061	113
Europe	7,185	4,892	2,293	1,235	710	525
Asia	12,619	11,316	1,303	980	375	605

Japan

Consolidated net sales for the interim period in the region were 100.623 billion yen, up 3.3% compared to the prior interim period, and operating income was 11.308 billion yen, down 4.3%.

By geographical region, character toys for boys like "*Power Rangers (Bakuryu Sentai AbaRangers)*" and "*Masked Rider 555*" in the toys and hobby business gained popularity and made a large contribution to sales and profits. The TV animation feature "*Mobile Suit Gundam SEED*" produced by Sunrise Inc. became extremely popular and produced Group synergies in visual contents as these programs' popularity was leveraged among Bandai Group companies through the commercialization of products in various business domains, including Bandai Visual's DVD software. Moreover, favorable growth was seen in the network businesses, particularly Bandai Networks Co., Ltd.'s mobile content services. This produced an increase in revenues for the interim period. However, major game software titles, which are usually highly profitable, are planned to be launched extensively in the second half of the current fiscal year and consequently, operating income declined, compared to the prior interim period.

America

Consolidated net sales for the interim period in the United States and Canada were 12.207 billion yen, 2.9% down compared to the prior interim period, and operating income was 1.175 billion yen, up 10.7%.

In the USA/Canada region, the *"Power Rangers"* Series – particularly the figures (dolls) –, which are our major characters among those for boys, showed strong movement. Sales of characters for girls, particularly "*Strawberry Shortcake*" for which full-fledged marketing began during the prior fiscal year showed good growth. Sales of video game software from our "*.hack (dot hack)*" series, which was launched simultaneously with TV broadcasting of the series that had gained high popularity in Japan, has shown healthy movement. As a result of these factors, net sales have declined, while operating income demonstrated good movement due to promotion of efficient operations.

Europe

Sales for the region, which includes France, England and Spain, were 7.185 billion yen, up 46.9% compared to the prior interim period, and operating income was 1.235 billion yen, up 74.0%. In France, England, Spain and other European regions, the "*Power Rangers*" Series – particularly the figures (dolls) – showed strong movement. Also, video game software, including "*Dragonball Z*", and the fashion doll "*Bratz*", a girl's character originating in the U.S. have gained a high level of popularity. As a result of these factors, both net sales and income have demonstrated good movement.

Asia

Consolidated net sales for the interim period in the region were 12.619 billion yen, up 11.5% compared to the prior interim period, and operating income was 980 million yen, up 161.5%. This region is comprised of toy-related production companies in the Asian region (mainly Hong Kong and Thailand), which are involved in activities such as production management, material procurement, and supply of products to Bandai and its overseas Group companies. Sales of products to Bandai and its overseas Group companies in Hong Kong trended favorably.

As from the interim period under review, Bandai Korea Co., Ltd. is included as a consolidated subsidiary.

B. Forecast for the whole fiscal year

(In millions of yen, rounded down, except where noted)

	Net Sales	Recurring Income	Net Income	Net Income per Share	ROA (%)
Fiscal Year 2004	255,000	28,000	14,200	(Note) 142.64 yen	12.5
Fiscal Year 2003	244,949	26,435	12,667	254.09 yen	12.5
Change in %	4.1	5.9	12.1	(Note) 12.3	-

(Note) Net income per share for Fiscal Year 2004 is calculated based on the number of issued shares after the planned stock split. With regard to the "Change in %", net income per share for Fiscal Year 2003 is calculated as if the stock split was made similarly.

The Japanese economy has shown some signs of recovery, such as better corporate earnings and higher stock prices. However, a quick recovery in employment and personal consumption will not be easy and the current harsh business environment is expected to continue. In response, the Bandai Group is thoroughly implementing the principles of profitability and efficiency as mandated in our medium-term plan, now in its first year. At the same time we are working to expand revenues with a character-based "business creation strategy" and further growth in existing businesses through an active "business expansion strategy."

In Japan, we are aggressively developing a broad range of products with our popular branded characters, led by "*Mobile Suit Gundam SEED*", "*Power Rangers (Bakuryu Sentai AbaRangers)*" and "*Masked Rider 555*" series, including toys and hobby, lifestyle, amusement and game software. Moreover, we are working to expand our business domains through a new phase in toys for girls and with the commercialization of new products to expand the target age group.

Untrammeled by conventional distribution channels, the Bandai Group will accurately anticipate diversifying consumer demand and actively implement various measures.

In our overseas markets we will be following the success of our major series characters "Power Rangers" and "*Gundam*" with new developments such as our girl-oriented "*Strawberry Shortcake*" and "*Bratz*", as well as "*SD Gundam Force*" and "*Knights of The Zodiac* (Saint-Seiya)". We will also market products such as video game software, models, products for vending machines, candy toys and cards to expand our business through new characters and items.

As a result of our efforts on these fronts, we anticipate consolidated net sales for the whole fiscal year to reach 255.0 billion yen, up 4.1% year on year, recurring income of 28.0 billion yen, up 5.9%, and net income of 14.2 billion yen, up 12.1%.

"Caution Relating to Results Projections"
The above projections are based on the information currently available to management, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results may differ materially from these projections for a variety of reasons, including changes in business environments, market trends and exchange rate fluctuations relevant to the business of Bandai and Bandai Group.



2. Financial Condition

A. Financial status: overview

(In millions of yen, rounded down)

	Interim period September 30, 2003	Interim period September 30, 2002	Increase (decrease)	Year ended March 31, 2003
Cash flows from operating activities	7,459	9,719	(2,259)	28,009
Cash flows from investing activities	(6,307)	(810)	(5,497)	(3,967)
Cash flows from financing activities	(2,040)	(2,993)	952	14,780
Cash and cash equivalents at the end of the period	83,154	50,021	33,132	83,326

Cash and cash equivalents (hereunder "net cash") at the end of the interim period under review was 83,154 million yen, an increase of 33,132 million yen compared to the prior interim period.

(Cash flows from operating activities)

Net cash provided by operating activities was 7,459 million yen, 2,259 million yen lower than the prior interim period, reflecting mainly a decrease in accounts payable.

(Cash flows from investing activities)

Net cash used in investing activities was 6,307 million yen, 5,497 million yen higher than the prior interim period, reflecting mainly expenditures for the acquisition of tangible fixed assets (up 1,610 million yen compared to the prior interim term) and payments for acquisition of investments in securities (up 1,233 million yen compared to the prior interim term), as well as proceeds of 4,997 million yen from collection of loans receivable resulting from the maturity of repurchase agreement transactions during the prior interim period.

(Cash flows from financing activities)

Net cash used in financing activities was 2,040 million yen, 952 million yen lower than the prior interim period, reflecting mainly a decrease in the total amount of loans payable resulting from repayments thereof while cash dividends paid increased.

B. Outlook for Cash Flows in the Whole Fiscal Year

Cash flows from operating activities are expected to increase owing to a forecast increase in net income before income taxes. The Company expects a decrease in proceeds from collection of loans receivable and an increase in cash outflows as a result of new investments to acquire assets and expand business operations. In addition, because the Company anticipates no large additional financing as was seen during the prior fiscal year and an increase in payments for redemption of bonds, a net cash outflow is anticipated.

Consequently, the balance of cash and cash equivalents at the end of the fiscal year under review is expected to be slightly higher than that at the end of the prior fiscal year.

C. Trend in Cash Flow Indicators

	FY 2002		FY 2003		FY2004
	Interim	Whole year	Interim	Whole year	Interim
Shareholders' Equity Ratio	56.6%	54.3%	57.2%	51.4%	54.6%
Current Market Value Shareholders' Equity Ratio	66.6%	89.9%	119.4%	96.4%	123.8%
Years Required for Debt Repayment (years)	1.1	1.0	0.9	1.0	2.4
Interest Coverage Ratio	34.7%	41.1%	47.8%	70.4%	35.7%

Notes:
- Shareholders' Equity Ratio: Shareholders' Equity/Total Assets
- Current Market Value Shareholders' Equity Ratio: Market Capitalization/Total Assets
- Years Required for Debt Repayment: Interest-Bearing Debt/Operating Cash Flows
- Interest Coverage Ratio: Operating Cash Flows/Interest Payments

* All indicators are based on consolidated-basis financial data.

* Market capitalization is calculated as end-of-period stock price X number of outstanding shares (with shares of treasury stock deducted) at the end of the period. Market capitalization at the end of the interim period under review is calculated based on ex-rights stock price after the planned stock split and the number of outstanding shares (with shares of treasury stock deducted) after the stock split.

* Operating cash flows used are cash flows from operating activities as reported in the consolidated statement of cash flows. Interest-bearing debt consists of the total amount of interest-bearing liabilities as reflected on the consolidated balance sheet. In addition, the interest payments used are taken from the consolidated statement of cash flows.

* For the calculation purpose, the years required for debt repayment for each interim period are doubled to convert the cash flows from operating activities to the amount on an annual basis.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003		Prior interim period As of September 30, 2002		Prior fiscal year As of March 31, 2003	
	Amount	%	Amount	%	Amount	%
(Assets)						
I. CURRENT ASSETS	**154,744**	**68.6**	**123,663**	**63.4**	**158,781**	**70.4**
Cash and time deposits	79,253		46,893		81,594	
Notes & accounts receivable – trade	40,581		40,758		45,670	
Marketable securities	6,319		6,007		4,946	
Inventories	9,632		8,976		8,115	
Deferred tax assets – current	4,871		5,985		5,085	
Other current assets	14,690		15,968		14,061	
Allowance for doubtful receivables	(604)		(927)		(691)	
II. FIXED ASSETS	**70,737**	**31.4**	**71,279**	**36.6**	**66,901**	**29.6**
1:Tangible Fixed Assets	39,631	17.6	39,110	20.1	37,184	16.5
Buildings and structures	11,597		12,085		11,003	
Land	16,256		17,394		16,598	
Other tangible fixed assets	11,778		9,629		9,581	
2. Intangible Fixed Assets	2,387	1.1	2,720	1.4	2,577	1.1
Consolidated adjustments	42		98		35	
Other intangible fixed assets	2,345		2,621		2,541	
3. Investment and Other Assets	28,718	12.7	29,449	15.1	27,139	12.0
Investments in securities	13,220		12,791		10,861	
Deferred tax assets-non-current	3,477		3,915		4,369	
Deferred tax assets, land revaluation	8,398		8,520		8,398	
Other assets	4,764		5,042		4,631	
Allowance for doubtful receivables	(1,143)		(819)		(1,121)	
TOTAL ASSETS	**225,482**	**100.0**	**194,942**	**100.0**	**225,683**	**100.0**

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003		Prior interim period As of September 30, 2002		Prior fiscal year As of March 31, 2003	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
I. CURRENT LIABILITIES	**59,636**	**26.5**	**56,966**	**29.2**	**67,215**	**29.8**
Notes and accounts payable – trade	25,816		26,601		27,057	
Short-term bank loans	545		2,333		1,480	
Current maturities of long-term debt	10,000		5,000		10,000	
Accounts payable - other	12,630		12,902		17,231	
Accrued income taxes	5,055		4,729		5,006	
Other current liabilities	5,587		5,399		6,440	
II. FIXED LIABILITIES	**27,569**	**12.2**	**12,366**	**6.4**	**27,785**	**12.3**
Bonds	25,200		10,000		25,200	
Long-term debt	15		26		69	
Accrued retirement and severance benefits	546		669		549	
Officers' retirement allowance reserve	1,285		1,124		1,395	
Other fixed liabilities	522		545		570	
TOTAL LIABLITIES	**87,206**	**38.7**	**69,332**	**35.6**	**95,000**	**42.1**
(Minority Interests)						
Minority interests	15,022	6.7	14,139	7.2	14,566	6.5
(Shareholders' Equity)						
I. Common stock	23,832	10.6	23,628	12.1	23,633	10.5
II. Capital surplus	23,165	10.3	22,961	11.8	22,966	10.2
III. Earned surplus	85,028	37.7	74,760	38.3	79,734	35.3
IV. Difference on land revaluation	(12,085)	(5.4)	(11,766)	(6.0)	(12,085)	(5.4)
V. Other valuation differences of securities	1,606	0.7	1,374	0.7	927	0.4
VI. Foreign currency translation adjustment	1,859	0.8	582	0.3	1,090	0.5
VII. Treasury stock	(153)	(0.1)	(69)	-	(151)	(0.1)
TOTAL SHAREHOLDERS' EQUITY	**123,253**	**54.6**	**111,470**	**57.2**	**116,116**	**51.4**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**225,482**	**100.0**	**194,942**	**100.0**	**225,683**	**100.0**

(2) Consolidated Statements of Income

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003		Prior interim period April 1, 2002 to September 30, 2002		Prior fiscal year April 1, 2002 to March 31, 2003	
	Amount	%	Amount	%	Amount	%
I. Net Sales	**119,926**	**100.0**	**113,850**	**100.0**	**244,949**	**100.0**
II. Cost of Sales	**66,134**	**55.1**	**63,184**	**55.5**	**138,149**	**56.4**
Gross Profit	**53,792**	**44.9**	**50,666**	**44.5**	**106,800**	**43.6**
III. Selling, General and Administrative Expenses	**39,839**	**33.2**	**37,418**	**32.9**	**80,932**	**33.0**
Operating Income	**13,952**	**11.7**	**13,247**	**11.6**	**25,868**	**10.6**
IV. Non-operating Income	**658**	**0.5**	**856**	**0.8**	**1,595**	**0.7**
Interest income	211		242		439	
Dividend income	105		87		101	
Profit on sale of securities	7		-		-	
Rental income	111		157		329	
Investment income applied by the equity method	-		215		345	
Other non-operating income	221		153		379	
V. Non-operating Expenses	**1,060**	**0.9**	**578**	**0.5**	**1,028**	**0.5**
Interest expense	206		202		378	
Foreign exchange loss	138		281		347	
Investment loss applied by the equity method	613		-		-	
Other non-operating expenses	101		93		302	
Recurring Income	**13,551**	**11.3**	**13,525**	**11.9**	**26,435**	**10.8**
VI. Extraordinary Income	**384**	**0.3**	**338**	**0.3**	**551**	**0.2**
Gain on sale of fixed assets	9		129		132	
Gain on sale of investments in securities	165		126		266	
Gain on sale of equities of affiliated companies	161		-		-	
Transfer from allowance for doubtful receivables	48		82		152	

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003		Prior interim period April 1, 2002 to September 30, 2002		Prior fiscal year April 1, 2002 to March 31, 2003	
	Amount	%	Amount	%	Amount	%
VII. Extraordinary Loss	**417**	**0.3**	**968**	**0.9**	**3,077**	**1.2**
Loss on sale of fixed assets	8		14		314	
Loss on disposal of fixed assets	124		882		1,139	
Loss on valuation of fixed assets	-		-		247	
Expense of special depreciation of fixed assets	-		-		586	
Loss on sales of investments in securities	12		2		2	
Loss on write-down of investments in securities	39		69		620	
Loss on write-down of investments in shares of affiliated companies	56		-		153	
Loss on write-down of guarantee money deposited	25		-		14	
Compensation to tenants for suspension of operations	150		-		-	
Net Income before Income Taxes	**13,517**	**11.3**	**12,895**	**11.3**	**23,908**	**9.8**
Corporate Income, Inhabitant and Enterprise Taxes	**5,695**	**4.8**	**5,589**	**4.9**	**9,439**	**3.8**
Tax Adjustments	**583**	**0.5**	**(361)**	**(0.3)**	**448**	**0.2**
Minority Interests	**509**	**0.4**	**593**	**0.5**	**1,353**	**0.6**
Net Income	**6,729**	**5.6**	**7,074**	**6.2**	**12,667**	**5.2**

(3) Consolidated Statements of Retained Earnings

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
	Amount	Amount	Amount
(Capital Surplus)			
I. Consolidated Capital Surplus at the Beginning of the Period:	**22,966**	**22,959**	**22,959**
II. Increase in Consolidated Capital Surplus:	**199**	**1**	**7**
Increase in retained earnings by exercise of rights to subscribe for new shares	199	1	7
III. Consolidated Capital Surplus at the End of the Period:	**23,165**	**22,961**	**22,966**
(Earned Surplus)			
I. Consolidated Earned Surplus at the Beginning of the Period	**79,734**	**68,584**	**68,584**
II. Increase in Earned Surplus:	**6,968**	**7,074**	**12,781**
Net income	6,729	7,074	12,667
Increase in earned surplus resulting from inclusion in the scope of consolidation	238	-	-
Reversal of the difference on land revaluation	-	-	114
III. Decrease in Earned Surplus:	**1,674**	**897**	**1,631**
Cash dividend	1,222	733	1,467
Bonus to officers	227	164	164
Decrease in earned surplus resulting from exclusion from the scope of consolidation	203	-	-
Decrease in earned surplus by capital increase of associated companies accounted for by the equity method	16	-	-
Decrease in earned surplus by capital increase of consolidated subsidiaries	4	-	-
IV. Consolidated Earned Surplus at the End of the Period	**85,028**	**74,760**	**79,734**

(4) Consolidated Statement of Cash Flows

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
I. Cash Flows from Operating Activities			
Net income before tax adjustments	13,517	12,895	23,908
Depreciation	3,106	3,126	6,884
Special depreciation of fixed assets	-	-	586
Amortization of consolidation goodwill	11	2	1,089
Increase (decrease) in allowance for doubtful receivables	(54)	219	280
Increase (decrease) in accrued retirement and severance cost	4	(74)	(194)
Increase (decrease) in estimated liability for retirement gratuities to officers	(100)	(46)	223
Interest and dividend income	(317)	(329)	(541)
Interest expense	206	202	378
Foreign exchange loss (gain)	94	218	176
Loss (gain) on sale of marketable securities	(7)	-	24
Equity in loss (earnings) in non-consolidated subsidiaries and associated companies accounted for by the equity method	613	(215)	(345)
Loss on disposal of fixed assets	124	882	1,139
Loss on valuation of fixed assets	-	-	247
Loss (gain) on sale of fixed assets	-	(115)	182
Loss (gain) on sale of investments in securities	(314)	(124)	(264)
Loss on write-down of investments in securities	96	69	773
Decrease in notes and accounts receivable—trade	5,694	6,324	1,933
Decrease (increase) in inventories	(1,373)	(2,192)	(501)
Increase (decrease) in notes and accounts payable—trade	(1,462)	(1,218)	(1,349)
Increase (decrease) in accounts payable	(4,824)	-	-
Increase (decrease) in consumption tax payable	(189)	85	174
Payment of bonus to officers	(280)	(200)	(200)
Other	(1,506)	(4,113)	2,575
Subtotal	**13,037**	**15,397**	**37,182**
Amount of interest and dividends received	354	328	592
Amount of interest paid	(209)	(203)	(397)
Amount of income and other taxes paid	(5,723)	(5,804)	(9,368)
Net cash provided by operating activities	**7,459**	**9,719**	**28,009**

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
II. Cash Flows from Investing Activities			
Payments for deposit in time deposits	(192)	(539)	(1,222)
Proceeds from withdrawal from time deposits	1,026	1,056	1,918
Payments for acquisition of marketable securities	(1,499)	-	(499)
Proceeds from sale of marketable securities	1,509	24	24
Payments for acquisition of property, plant and equipment	(5,829)	(4,218)	(7,505)
Proceeds from sale of property, plant and equipment	470	648	1,510
Payments for acquisition of investments in securities	(2,232)	(999)	(1,162)
Proceeds from sale of investments in securities	763	367	783
Payments for purchase of consolidated company stock	(1)	(972)	(1,052)
Payments for furnishing loans receivable	(177)	(838)	(934)
Proceeds from collection of loans receivable	97	5,185	5,259
Other	(241)	(524)	(1,087)
Net cash provided by (used in) investing activities	**(6,307)**	**(810)**	**(3,967)**
III. Cash Flows from Financing Activities			
Net increase (decrease) in short-term loans payable	(896)	(1,222)	(2,104)
Payments for repayment of long-term loans payable	(99)	(802)	(1,165)
Proceeds from issuing of bonds	-	-	24,859
Payments for redemption of bonds	-	-	(5,000)
Proceeds from issuing of stocks	398	3	14
Proceeds from minority shareholders' subscription	14	-	-
Payments for acquisition of treasury stock	(4)	(6)	(30)
Amount of cash dividends paid	(1,222)	(733)	(1,467)
Amount of cash dividends paid to minority shareholders	(230)	(231)	(326)
Net cash provided by (used in) financing activities	**(2,040)**	**(2,993)**	**14,780**
IV. Exchange Adjustment for Cash and Cash Equivalents	**334**	**(899)**	**(581)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(553)**	**5,016**	**38,240**
VI. Cash and Cash Equivalents at the Beginning of the Period	**83,326**	**45,005**	**45,005**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**506**	**-**	**80**
VIII Decrease in Cash and Cash Equivalents Resulting from Exclusion from the Scope of Consolidation	**(125)**	**-**	**-**
IX. Cash and Cash Equivalents at the End of the Period	**83,154**	**50,021**	**83,326**

I . Important Information Constituting the Basis of Preparation of Financial Statements

1. Information Concerning the Scope of Consolidation

(1) Consolidated subsidiaries:

A total of 29 subsidiaries are included in the scope of consolidation. Their names are not listed here, but are available in Section 1. "Information on the Bandai Group."

Moreover, due to the increasing importance of Bandai Channel Co., Ltd. and Bandai Korea Co., Ltd., as well as incorporation of PleasureCast Co., Ltd. during the period under review, they have been included as fully consolidated subsidiaries from the period under review.

Bandai Automobile Co., Ltd. and Bandai Pte. Ltd., which had been consolidated subsidiaries for the prior fiscal year, were removed from the scope of consolidation from the current fiscal year as they were less important.

(2) Non-consolidated subsidiaries:

17 of the Company's subsidiaries, including Sunrise Interactive Co. Ltd., are excluded from the scope of consolidation because total assets, total net sales, total net income (corresponding to equity therein) and total retained earnings (corresponding to equity therein) for each company would not have a material impact on the consolidated financial statements.

2. Information Concerning Application of the Equity Method

(1) Application of equity method:

3 affiliated companies are accounted for by the equity method: Happinet Corp., Sotsu Agency Co., Ltd. and Tohato Inc.

Tohato Inc., which has become an affiliated company as a result of the acquisition of the shares thereof during the period under review, has been included in the scope of application of the equity method.

(2) Non-consolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 17 non-consolidated subsidiaries and two affiliated companies including K.K. Maxim Hokkaido, because such treatment would have only an immaterial impact on the Group's consolidated net income and consolidated retained earnings and they are insignificant.

3. Information Concerning the Interim Period Ending Dates for Consolidated Subsidiaries

(1) Consolidated Subsidiaries with Interim Period End of September:

Banpresto Co., Ltd., Bandai Networks Co., Ltd., Banpresoft Co., Ltd. and PleasureCast Co., Ltd.

PleasureCast Co., Ltd. closed its 6-month account as of September 30, 2003.

(2) Consolidated subsidiaries with Interim Period End of August:

Bandai Visual Co., Ltd., Megahouse Corp., Palbox Co., Ltd., Popy Co., Ltd. Sunrise Inc., Seika Co., Ltd., Bandai Logipal Inc., Banalex Corp., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co., Ltd. and Bandai Channel Co., Ltd.

(3) Consolidated subsidiaries with Interim Period End of July:

Artpresto Co., Ltd.

(4) Consolidated subsidiaries with Interim Period End of June:

Bandai America Inc., Bandai Entertainment Inc., Bandai S.A., Bandai U.K. Ltd., Bandai Espana S.A., Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., Bhk Trading Ltd., Bandai Industrial Co. Ltd. and Bandai Korea Co., Ltd.

Because the interim period end date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' interim period end dates and the consolidated interim period end date.

4. Information Concerning Accounting Policies

(1) Significant valuation basis and method of assets

(i) <u>Marketable securities:</u>

Bonds to be held to maturity:

Stated at amortized cost (straight-line method)

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on interim period end dates. (Valuation differences are reflected directly in shareholders' equity

and cost of sale is calculated through the moving average method).

Securities without market values:

- Stated at cost based on the moving average method.

(ii) Derivative trading:
Stated using market price method.

(iii) Inventories:
The Company and domestic consolidated subsidiaries:

- Stated at cost under the gross average method.

Overseas consolidated subsidiaries:
Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Property, plant and equipment:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 2 to 50 years.

  Useful life of tools and instruments is 2 to 20 years.

Overseas consolidated subsidiaries:

- Generally the straight-line method, using estimated useful life
- Useful life of buildings and structures is 5 to 50 years.
- Useful life of tools and instruments is 2 to 20 years.

(ii) Intangible fixed assets:
The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Significant Basis of Recognition for Provisions

(i) Allowance for doubtful receivables:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated interim period under review in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:
The Company and domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the interim period.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at each consolidated interim period end, and resulting gains or losses are included in income.

Assets and liabilities of overseas subsidiaries are translated at spot exchange rates prevailing at each interim period end while revenues and expenses of the same are translated at the average rates for the period. The differences resulting from such translation are reported in "Minority Interests" and "Foreign Currency Translation Adjustment," a separate component in Total Shareholders' Equity.

(5) Significant Accounting Policies for Lease Transactions:

The Company and consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions.

(6) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:
The Company uses deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate.

(ii) Hedging instruments and hedged items:
Hedging instruments:

Forward exchange contracts.

Hedged items:

Foreign currency-denominated liabilities as well as scheduled transactions.

(iii) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates involved in operational activities.

(iv) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

(7) Other Significant Information Concerning the Preparation of Consolidated Financial Statements

(i) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

(ii) Treatment of reduction reserve through appropriation of earnings:
Taxes due and tax adjustments for the consolidated interim period are recorded at amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the fiscal year.

5. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less from the date of acquisition that are readily convertible to cash and are subject to only insignificant risk of changes in value.

II. Changes in Display Methods

(Interim consolidated P/L statements)

Interim Consolidated Statement of Cash Flows

An increase or decrease in accounts payable on the interim consolidated statement of cash flows, which used to be displayed as part of "Other" cash flows from operating activities, is displayed separately as "Increase (decrease) in accounts payable", effective from the interim period, since the amount is not insignificant.

For the prior interim period, "Other" cash flows from operating activities included a decrease of 1,640 million yen in accounts payable.

III. Additional Information

The Company plans to issue new shares by a stock split pursuant to the resolution adopted at the meeting of the Board of Directors held on August 5, 2003, as described below:

Description

1. Each share of common stock shall be split into two shares as of November 20, 2003.

(1) Method of the stock split:

Two shares shall be allocated to each of the shares of common stock held by the shareholders entered or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30, 2003.

(2) Number of shares to be increased as a result of the stock split:

Shares of common stock: 49,032,882 shares

2. Dividend accrual date: October 1, 2003

The following figures per share are shown on the assumption that the stock split were made in the beginning of the prior fiscal year:

(yen)

	Current interim period April 1, 2003 to September 30, 2003	Current interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
Shareholders' equity per share	1,258.25	1,139.68	1,185.45
Net income per share	68.80	72.33	127.05
Fully diluted earnings per share	68.64	72.22	126.87

IV. Notes

(Notes to Interim Consolidated Balance Sheets)

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003	Prior interim period As of September 30, 2002	Prior fiscal year As of March 31, 2003
1. Accumulated Depreciation of Property, Plant and Equipment	42,972	39,871	41,674
2. Assets Offered as Security and Secured Debts			
Cash and time deposits	80*	80*	80*
Buildings and structures	-	326	287
Land	-	745	705
Total	80	1,152	1,073

* These amounts are offered as security upon acceptance of the guarantees of payments.

Secured Debts			
Short-term bank loans	-	52	147
Long-term debt	-	-	48
Total	-	52	195

3. Quasi-Guarantee Acts			
Company Name			
K.K. Maxim Hokkaido	150	160	150
Total	150	160	150

(Notes to Interim Consolidated Statements of Income)

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
Major Components of Selling, General and Administrative Expenses			
Advertisement expense	10,827	10,473	22,620
Compensation to officers and employee salaries and benefits	8,500	8,022	16,487
Increase in allowance for accrued retirement and severance benefits	347	285	603
Increase in allowance for officers' retirement allowance reserve	135	128	412
Research and development expense	7,692	6,772	14,880
Increase in allowance for doubtful receivables	60	466	701

(Notes to Interim Consolidated Statement of Cash Flows)

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
Relationship between cash and cash equivalents at the end of the period and the amounts of accounts on the consolidated balance sheet			
Cash and deposits	79,253	46,893	81,594
Marketable securities	6,319	6,007	4,946
Total	85,572	52,901	86,541
Time deposits with maturities exceeding three months	(1,865)	(2,869)	(2,704)
Current maturities of bonds to be held to maturity	(553)	(9)	(509)
Cash and cash equivalents	83,154	50,021	83,326

(Others)

① Information by Segment

1. Information by Business Area

(In millions of yen, rounded down)

	Current Interim Period April 1, 2003 to September 30, 2003									
	Toys and hobby	Lifestyle	Amuse-ment	Game software	Visual	Network	Other	Total	Elimina-tion or All Group	Consoli-dated
Net sales										
(1) Sales to outside customers	66,306	9,501	7,546	13,777	15,254	4,910	2,629	119,926	-	119,926
(2) Inter-segment sales or transfers	701	31	473	10	532	86	3,813	5,649	(5,649)	-
Total	67,008	9,532	8,019	13,788	15,786	4,996	6,443	125,576	(5,649)	119,926
Operating expenses	60,178	8,331	7,539	12,183	12,921	3,860	6,104	111,119	(5,146)	105,973
Operating income (loss)	6,830	1,201	479	1,604	2,865	1,136	339	14,456	(503)	13,952

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2002 to September 30, 2002					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consoli-dated
Net sales						
(1) Sales to outside customers	98,188	12,816	2,845	113,850	-	113,850
(2) Inter-segment sales or transfers	101	353	3,619	4,074	(4,074)	-
Total	98,289	13,170	6,465	117,924	(4,074)	113,850
Operating expenses	87,863	10,096	6,091	104,050	(3,448)	100,602
Operating income (loss)	10,426	3,074	373	13,873	(626)	13,247

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2002 to March 31, 2003					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consoli-dated
Net sales						
(1) Sales to outside customers	210,056	29,078	5,815	244,949	—	244,949
(2) Inter-segment sales or transfers	496	792	7,056	8,344	(8,344)	—
Total	210,552	29,870	12,871	253,294	(8,344)	244,949
Operating expenses	188,753	25,166	12,245	226,165	(7,083)	219,081
Operating income (loss)	21,798	4,703	626	27,129	(1,260)	25,868

Notes: 1. The "business area" classification is in accordance with the classification adopted for internal management purposes.

(Change in accounting treatment)

The business categories, which were previously shown by three business areas, "Toys and Amusement," "Media" and "Other Business," are shown by seven business areas, "Toys and Hobby," "Lifestyle," "Amusement," "Game Software," "Visual," "Network" and "Other Business," effective from the consolidated interim period under review. In accordance with the medium-term management plan that started in April 2003, the Company has introduced new business categories from consumers' perspectives. Consequently, the business segments also are rearranged.

The information by segment for the prior interim period and the prior fiscal year by using the classification of business areas applicable to the current interim period is displayed below:

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2002 to September 30, 2002									
	Toys and hobby	Lifestyle	Amuse-ment	Game software	Visual	Network	Other	Total	Elimina-tion or all group	Consoli-dated
Net sales										
(1) Sales to outside customers	60,728	9,122	8,011	16,203	12,816	4,123	2,845	113,850	-	113,850
(2) Inter-segment sales or transfers	615	20	500	14	353	70	3,619	5,194	(5,194)	-
Total	61,343	9,142	8,511	16,218	13,170	4,193	6,465	119,044	(5,194)	113,850
Operating expenses	57,194	8,034	7,882	12,841	10,096	3,133	6,091	105,273	(4,670)	100,602
Operating income (loss)	4,149	1,108	628	3,377	3,074	1,059	373	13,771	(523)	13,247

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2002 to March 31, 2003									
	Toys and hobby	Lifestyle	Amuse-ment	Game software	Visual	Network	Other	Total	Elimina-tion or all group	Consoli-dated
Net sales										
(1) Sales to outside customers	130,441	18,181	14,979	38,022	29,078	8,430	5,815	244,949	-	244,949
(2) Inter-segment sales or transfers	1,503	34	1,061	30	792	150	7,056	10,628	(10,628)	-
Total	131,944	18,216	16,041	38,053	29,870	8,580	12,871	255,578	(10,628)	244,949
Operating expenses	122,625	16,100	15,229	30,915	25,166	6,415	12,245	228,697	(9,616)	219,081
Operating income (loss)	9,319	2,115	811	7,137	4,703	2,165	626	26,880	(1,011)	25,868

2. Main products of each business area

(1) Toys and hobby area:	Toys, candy toys, toys for vending machines, cards, models, etc.
(2) Lifestyle area:	Apparel, household goods, stationery, etc.
(3) Amusement area:	Amusement equipment and prizes, etc.
(4) Game software area	Game software for home game machines and portable game machines, etc.
(5) Visual area	Visual works, Visual software, etc.
(6) Network area	Mobile phone contents, broadband video distribution, on-line game, etc.
(7) Other business area	Transportation and warehousing of products, leasing, real estate management, printing, licensing, etc.

3. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 784 million yen for the current interim period, 788 million yen for the prior interim period and 1,591 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

2. Information by Place-of-Business Segment

(In millions of yen, rounded down)

	Current Interim Period April 1, 2003 to September 30, 2003						
	Japan	America	Europe	Asia	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	98,194	11,862	7,185	2,683	119,926	-	119,926
(2) Inter-segment sales or transfers	2,428	345	-	9,935	12,709	(12,709)	-
Total	100,623	12,207	7,185	12,619	132,636	(12,709)	119,926
Operating expenses	89,315	11,032	5,950	11,638	117,936	(11,962)	105,973
Operating income (loss)	11,308	1,175	1,235	980	14,700	(747)	13,952

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2002 to September 30, 2002						
	Japan	America	Europe	Asia	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	95,672	12,244	4,892	1,040	113,850	-	113,850
(2) Inter-segment sales or transfers	1,748	326	-	10,275	12,349	(12,349)	-
Total	97,420	12,570	4,892	11,316	126,200	(12,349)	113,850
Operating expenses	85,605	11,508	4,182	10,940	112,237	(11,635)	100,602
Operating income (loss)	11,815	1,061	710	375	13,962	(714)	13,247

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2002 to March 31, 2003						
	Japan	America	Europe	Asia	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	198,985	27,742	15,304	2,917	244,949	-	244,949
(2) Inter-segment sales or transfers	4,572	805	-	21,225	26,603	(26,603)	-
Total	203,557	28,548	15,304	24,143	271,553	(26,603)	244,949
Operating expenses	183,182	24,770	12,749	23,571	244,274	(25,192)	219,081
Operating income (loss)	20,374	3,777	2,554	572	27,279	(1,410)	25,868

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Thailand, South Korea

2. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 784 million yen for the current interim period, 788 million yen for the prior interim period and 1,591 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. Foreign Sales

(In millions of yen, rounded down)

	Current Interim Period April 1, 2003 to September 30, 2003			
	America	Europe	Asia	Total
(I) Net Foreign Sales	13,141	7,451	3,660	24,253
(II) Net Consolidated Sales	-	-	-	119,926
(III) Ratio of net foreign sales to net consolidated sales	11.0%	6.2%	3.0%	20.2%

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2002 to September 30, 2002			
	America	Europe	Asia	Total
(I) Net Foreign Sales	12,814	5,119	2,914	20,848
(II) Net Consolidated Sales	-	-	-	113,850
(III) Ratio of net foreign sales to net consolidated sales	11.2%	4.5%	2.6%	18.3%

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2002 to March 31, 2003			
	America	Europe	Asia	Total
(I) Net Foreign Sales	29,672	16,331	6,013	52,018
(II) Net Consolidated Sales	-	-	-	244,949
(III) Ratio of net foreign sales to net consolidated sales	12.1%	6.7%	2.4%	21.2%

Notes: 1. Net foreign sales are defined as total net sales by the Company and its consolidated subsidiaries in countries and areas other than Japan.

2. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand, South Korea, Australia

② Marketable Securities

1. Bonds Held to Maturity with Market Values

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003			Prior interim period As of September 30, 2002			Prior fiscal year As of March 31, 2003		
	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference
(1) Government and Local Government Bonds, etc..	9	9	-	9	9	-	9	9	-
(2) Corporate Bonds	-	-	-	-	-	-	-	-	-
(3) Other	-	-	-	-	-	-	-	-	-
Total	9	9	-	9	9	-	9	9	-

2. Other Securities with Market Values

	Current interim period As of September 30, 2003			Prior interim period As of September 30, 2002			Prior fiscal year As of March 31, 2003		
	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference
(1) Stocks	2,563	5,686	3,127	3,003	5,784	2,780	2,565	4,451	1,886
(2) Bonds............................	150	145	(4)	300	272	(27)	250	237	(12)
Government and Local Government Bonds, etc ..	-	-	-	-	-	-	-	-	-
Corporate Bonds	150	145	(4)	300	272	(27)	250	237	(12)
Other	-	-	-	-	-	-	-	-	-
(3) Other	14	13	-	219	204	(14)	112	97	(15)
Total	2,728	5,845	3,121	3,523	6,262	2,738	2,928	4,785	1,857

Note: Stocks and other securities with market values included in Other Securities recognized as impairment losses were 48 million yen for the prior interim period and 591 million yen for the prior fiscal year, but none for the current interim period. These were:

Stocks whose fair value fell 50% or more: All stocks

Stocks whose fair value fell between 30 and 50% (not inclusive): Stocks for which no recovery is expected

3. Principal Securities Not Valued at Market Value (Excluding Bonds Held to Maturity with Market Values)

(In millions of yen, rounded down)

	Current Interim Period As of September 30, 2003	Prior Interim Period As of September 30, 2002	Prior Fiscal Year As of March 31, 2003
	Balance Sheet	Balance Sheet	Balance Sheet
(1) Bonds Held to Maturity	537	37	538
Unlisted bonds	537	37	538
(2) Other securities	6,463	6,616	5,082
Unlisted stocks (excluding OTC stocks)	687	609	634
Unlisted bonds	9	9	9
FFF (Free Financial Fund)	72	72	72
MMF	4,693	5,925	3,365
CP	999	-	999
Other	1	-	1
(3) Subsidiaries' and affiliates' stocks	2,656	2,708	2,169
Unlisted stocks	2,656	2,708	2,169

③ Material Subsequent Events

As of November 5, 2003, Japan Securities Dealers Association approved the listing of Bandai Networks Co., Ltd., a subsidiary of the Company, on the JASDAQ market.

Accordingly, the Company plans to sell the shares of the subsidiary held by the Company, as described below:

Description

Number of shares to be sold: 2,500 shares

In addition to the above-mentioned sale, Daiwa Securities SMBC Co., Ltd. will, in consideration of demand conditions, sell the shares of common stock of Bandai Networks Co., Ltd. to be leased from the Company, not exceeding 500 shares, by the method of over-allotment. For that purpose, the Company will grant to Daiwa Securities SMBC Co., Ltd. the right to additionally purchase the shares of common stock of Bandai Networks Co., Ltd., not exceeding 500 shares, from the Company (green shoe option).

The effect of the sale on the statements of income is not displayed as the sales price remains undecided.

Bandai Networks Co., Ltd., at the meeting of its board of directors held on November 5, 2003, determined to issue 3,000 new shares upon the above-mentioned listing.

V. Production, Orders Received and Net Sales

1. Production

Production by area segment during the consolidated interim period under review is as follows:

(In millions of yen, rounded down, except where noted)

	Amount	Change from the prior interim period
Toys and hobby area	4,494	(25.1%)
Lifestyle area	-	-
Amusement area	-	-
Game software area	-	-
Visual area	8,729	46.4%
Network area	-	-
Other business areas	-	-
Total	13,224	10.5%

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included.
3. The above amounts were obtained after elimination of inter-business area transactions.
4. The segmentation of business areas is altered, effective from the current interim period. For the purpose of comparison with the prior interim period, the segmentation of business areas for the prior interim period is arranged to comply with that for the current interim period.

2. Orders Received

Orders received by area segment during the consolidated interim period under review are as follows:

(In millions of yen, rounded down, except where noted)

	Orders Received	Change from the prior interim period	Order Backlog	Change from the prior interim period
Toys and hobby area	501	(19.3%)	73	217.1%
Lifestyle area	-	-	-	-
Amusement area	-	-	-	-
Game software area	-	-	-	-
Visual area	2,927	(16.3%)	1,709	(40.6%)
Network area	-	-	-	-
Other business areas	-	-	-	-
Total	3,428	(16.8%)	1,783	(38.5%)

Notes: 1. The above amounts were obtained after elimination of inter-business area transactions.
2. The segmentation of business areas is altered, effective from the current interim period. For the purpose of comparison with the prior interim period, the segmentation of business areas for the prior interim prior is arranged to comply with that for the current interim period.

3. Net Sales

Net sales by area segment during the consolidated interim period under review are as follows:

(In millions of yen, rounded down, except where noted)

	Amount	Change from the prior interim period
Toys and hobby area	67,008	9.2%
Lifestyle area	9,532	4.3%
Amusement area	8,019	(5.8%)
Game software area	13,788	(15.0%)
Visual area	15,786	19.9%
Network area	4,996	19.2%
Other business areas	6,443	(0.3%)
Elimination	(5,649)	(8.8%)
Total	119,926	5.3%

Notes: 1. The segmentation of business areas is altered, effective from the current interim period. For the purpose of comparison with the prior interim period, the segmentation of business areas for the prior interim period is arranged to comply with that for the current interim period.

2. Net sales by principal customer and the ratio thereof to total net sales are as follows:

(In millions of yen, rounded down, except where noted)

Customer	Current interim period		Prior interim period	
	Amount	Ratio	Amount	Ratio
Happinet JP Corp.	17,265	14.4%	15,048	13.2%

- E N D -

FILE NO. 82-3919

Bandai

Interim Non-Consolidated Results
Financial Summary

(April 1, 2003 to September 30, 2003)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

November 5, 2003

Financial Statements (Non-Consolidated)

For the interim period ended September 30, 2003

BANDAI CO., LTD. Stock Exchange: Tokyo Stock Exchange (TSE)
Stock Code: 7967 Head office: Tokyo, Japan
(URL http://www.bandai.co.jp/)

Representative: Takeo Takasu, President and Representative Director

Person to contact: Hiroshi Kawasaki, General Manager, President's Office

Date of the Meeting of the Board of Directors: November 5, 2003
Payment of interim dividends: Yes
Date of interim dividends payment: December 9, 2003
Adoption of the system of units of shares: Yes (One unit of shares: 100 shares)

All data in millions of yen, rounded down, except dividends, per-share amounts and percents.

1. **Business Results for the Interim Period Ended September 30, 2003 (April 1, 2003 - September 30, 2003)**

(1) Non-Consolidated Operating Results

(In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2003	59,428	(3.8%)	5,871	2.9%	6,563	3.2%
Interim Period Ended September 30, 2002	61,803	7.5%	5,708	26.9%	6,362	24.9%
Fiscal Year Ended March 31, 2003	125,217		11,166		11,966	

	Net Income		Net Income Per Share
Interim Period Ended September 30, 2003	4,059	15.0%	82.97 yen
Interim Period Ended September 30, 2002	3,531	44.4%	72.21 yen
Fiscal Year Ended March 31, 2003	5,710		114.96 yen

Notes: 1) Average number of outstanding shares during the interim period (fiscal year):
Interim period ended September 30, 2003: 48,933,779 shares
Interim period ended September 30, 2002: 48,904,287 shares
Fiscal year ended March 31, 2003: 48,903,212 shares
2) Changes in accounting procedure: none
3) All percentages represent changes compared to the prior interim period.

(2) State of Dividends

	Interim Dividend Per Share	Annual Dividend Per Share
Interim Period Ended September 30, 2003	15.00 yen	-
Interim Period Ended September 30, 2002	15.00 yen	-
Fiscal Year Ended March 31, 2003	-	40.00 yen

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
Interim Period Ended September 30, 2003	155,741	94,939	61.0%	1,937.25 yen
Interim Period Ended September 30, 2002	132,825	90,370	68.0%	1,847.92 yen
Fiscal Year Ended March 31, 2003	153,916	91,342	59.3%	1,866.08 yen

Notes: 1) Total number of issued shares at the end of the interim period (fiscal year):
Interim period ended September 30, 2003: 49,007,641 shares
Interim period ended September 30, 2002: 48,904,249 shares
Fiscal year ended March 31, 2003: 48,901,676 shares

2) Total number of shares of treasury stock at the end of the interim period (fiscal year):
Interim period ended September 30, 2003: 25,241 shares
Interim period ended September 30, 2002: 18,633 shares
Fiscal year ended March 31, 2003: 24,206 shares

2. Fiscal Year 2004 Full Year Projections (April 1, 2003 - March 31, 2004)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income	Year-End Dividend per Share	Annual Dividend per Share
Fiscal Year Ending March 31, 2004	130,000	12,000	7,000	7.50 yen	22.50 yen

Reference: Projected net income per share for fiscal year 2004 (full year): 70.52 yen

*1 In accordance with the resolution adopted at the meeting of the Board of Directors held on August 5, 2003, the Company plans to split each of the shares of common stock held by the shareholders as of September 30, 2003 into two shares on November 20, 2003. The year-end dividend per share and projected net income per share for fiscal year 2004 (full year) are calculated based on the number of issued shares after the stock split.

*2 "Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations.

I. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003		Prior interim period As of September 30, 2002		Prior fiscal year As of March 31, 2003	
	Amount	%	Amount	%	Amount	%
(Assets)						
I. CURRENT ASSETS:	**77,385**	**49.7**	**56,104**	**42.2**	**80,703**	**52.4**
Cash and time deposits	43,595		20,424		49,614	
Notes receivable – trade	2,140		3,519		1,924	
Accounts receivable – trade	18,607		19,984		16,989	
Marketable securities	2,003		2,002		2,003	
Inventories	1,797		2,482		1,500	
Deferred tax assets – current	1,856		1,761		1,981	
Other current assets	7,502		6,321		6,796	
Allowance for doubtful receivables	(117)		(392)		(107)	
II. FIXED ASSETS:	**78,356**	**50.3**	**76,721**	**57.8**	**73,212**	**47.6**
1. Tangible Fixed Assets	24,223	15.5	24,056	18.1	22,584	14.7
Buildings	4,576		5,451		4,743	
Tools, furniture and fixtures	4,153		3,723		3,602	
Land	12,495		13,146		12,402	
Others	2,997		1,734		1,836	
2. Intangible Fixed Assets	919	0.6	1,069	0.8	1,059	0.7
3. Investments and other assets	53,213	34.2	51,595	38.9	49,568	32.2
Investment in securities	4,356		4,571		3,558	
Investment in affiliated companies' stocks	32,762		32,248		31,446	
Deferred tax assets - non-current	3,987		4,805		4,423	
Deferred tax assets on revaluation	8,503		8,628		8,503	
Other Investments	4,181		2,594		2,801	
Allowance for investment losses	-		(824)		(600)	
Allowance for doubtful receivables	(578)		(427)		(565)	
TOTAL ASSETS	**155,741**	**100.0**	**132,825**	**100.0**	**153,916**	**100.0**

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003		Prior interim period As of September 30, 2002		Prior fiscal year As of March 31, 2003	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
I. CURRENT LIABILITIES:	**34,632**	**22.2**	**31,152**	**23.5**	**36,225**	**23.6**
Notes payable – trade	2,035		2,937		2,181	
Accounts payable– trade	12,318		12,701		12,379	
Current maturities of long-term debt	10,000		5,000		10,000	
Accounts payable – other	5,536		5,378		6,263	
Accrued income taxes	2,231		2,646		2,333	
Accrued consumption tax	217		315		398	
Other current liabilities	2,292		2,173		2,668	
II. FIXED LIABILITIES:	**26,168**	**16.8**	**11,302**	**8.5**	**26,348**	**17.1**
Bonds	25,000		10,000		25,000	
Accrued retirement and severance benefits	119		161		128	
Officers' retirement allowance reserve	459		493		535	
Other fixed liabilities	589		647		684	
TOTAL LIABILITIES:	**60,801**	**39.0**	**42,455**	**32.0**	**62,573**	**40.7**
(Shareholders' Equity)						
I. Common stock	23,832	15.3	23,628	17.8	23,633	15.4
II. Capital surplus	23,165	14.9	22,961	17.3	22,966	14.9
Earning surplus	23,165		22,961		22,966	
III. Retained earnings appropriated for legal reserve	59,151	38.0	54,843	41.3	56,402	36.6
Earned surplus reserves	1,645		1,645		1,645	
Voluntary reserves	52,613		48,921		48,921	
Unappropriated retained earnings	4,892		4,276		5,835	
IV. Difference on revaluation of land	(12,237)	(7.8)	(11,915)	(9.0)	(12,237)	(7.9)
V. Other valuation differences of securities	1,124	0.7	923	0.7	669	0.4
VI. Treasury stock	(98)	(0.1)	(69)	(0.1)	(93)	(0.1)
Total Shareholders' Equity:	**94,939**	**61.0**	**90,370**	**68.0**	**91,342**	**59.3**
Total Liabilities and Shareholders' Equity:	**155,741**	**100.0**	**132,825**	**100.0**	**153,916**	**100.0**

(2) Non-Consolidated Statements of Income

(In millions of yen, rounded down)

	Current Interim Period April 1, 2003 to September 30, 2003		Prior Interim Period April 1, 2002 to September 30, 2002		Prior Fiscal Year April 1, 2002 to March, 31, 2003	
	Amount	%	Amount	%	Amount	%
I Net Sales	**59,428**	**100.0**	**61,803**	**100.0**	**125,217**	**100.0**
II Cost of Sales	34,845	58.6	36,476	59.0	74,383	59.4
Gross Profit	**24,582**	**41.4**	**25,327**	**41.0**	**50,834**	**40.6**
III Selling, General and Administrative Expenses	18,711	31.5	19,619	31.8	39,668	31.7
Operating Income	**5,871**	**9.9**	**5,708**	**9.2**	**11,166**	**8.9**
IV Non-Operating Income	**1,038**	**1.7**	1,089	1.8	**1,617**	**1.3**
V Non-Operating Expenses	**346**	**0.6**	434	0.7	**817**	**0.6**
Recurring Income	**6,563**	**11.0**	**6,362**	**10.3**	**11,966**	**9.6**
VI Extraordinary Income	**301**	**0.5**	120	0.2	**200**	**0.1**
VII Extraordinary Loss	**131**	**0.2**	709	1.2	**3,021**	**2.4**
Net income before income taxes	**6,734**	**11.3**	**5,773**	**9.3**	**9,144**	**7.3**
Corporate income, inhabitant and enterprise taxes	2,430	4.1	2,810	4.5	3,720	2.9
Tax adjustments	244	0.4	(567)	(0.9)	(285)	(0.2)
Net income	4,059	6.8	3,531	5.7	5,710	4.6
Balance brought forward	833		744		744	
Reversal of reserve on revaluation differences on land	-		-		114	
Interim cash dividend	-		-		733	
Unappropriated retained earnings	**4,892**		**4,276**		**5,835**	

I. Important Information Constituting the Basis of Preparation of Financial Statements

1. Valuation Basis and Methods for Assets:

(1) Marketable securities:

Bonds to be held to maturity:
Stated at amortized cost (straight-line method)

Shares of subsidiaries and associated companies:
Stated at cost based under the moving average method.

Other securities:
Securities with market values:

- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity. and cost of sales is calculated through the moving average method.)

Securities without market values:

- Stated at cost under the moving average method

(2) Inventories:

Stated at cost under the gross average method.

2. Depreciation Methods for Fixed Assets:

(1) Tangible fixed assets:

- Declining balance method is used. Useful life of buildings is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(2) Intangible fixed assets:
Straight-line method is used. Useful life of software used internally is 5 years.

3. Basis for Provisions:

(1) Allowance for doubtful receivables:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(2) Allowance for investment losses:
To prepare for investment losses from decreased real prices of investments in affiliated companies' stocks not to be recognized as impairment losses, an amount considered to have accrued as of the end of the interim period in accordance with estimated affiliates' performance and asset valuation is recorded based on the Company's guideline.

(3) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the interim period in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

4) Officers' retirement allowance reserve:
Amounts payable are recorded in accordance with internal rules if all directors and corporate auditors would have retired at the end of the interim period.

4. Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at each interim period end, and resulting gains or losses are included in income.

5. Accounting Policies for Lease Transactions:

Finance lease transactions other than those in which it is accepted that titles to leased property are transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary lease transactions.

6. Other Significant Information Concerning the Preparation of Interim Financial Statements

(1) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

Suspense payments of consumption tax and consumption tax withheld, after being setoff, are displayed as accrued consumption tax included in the current liabilities.

(2) Treatment of reduction reserve through appropriation of earnings:
Taxes due and tax adjustments for the consolidated interim period are recorded at amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the period.

II. Additional Information

The Company plans to issue new shares by a stock split pursuant to the resolution adopted at the meeting of the Board of Directors held on August 5, 2003, as described below:

Description

1. Each share of common stock shall be split into two shares as of November 20, 2003.

(1) Method of the stock split:

Two shares shall be allocated to each of the shares of common stock held by the shareholders entered or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30, 2003.

(2) Number of shares to be increased as a result of the stock split:

Shares of common stock: 49,032,882 shares

2. Dividend accrual date: October 1, 2003

The following figures per shares are shown on the assumption that the stock split were made in the beginning of the prior fiscal year:

(yen)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
Shareholders' equity per share	968.62	923.96	933.04
Net income per share	41.48	36.11	57.48
Dividend per share	7.50	7.50	20.00

Ⅲ. Notes

(Notes to the Balance Sheets)

(In millions of yen, rounded down)

	Current interim period As of September 30, 2003	Prior interim period As of September 30, 2002	Prior fiscal year As of March 31, 2003
1. Accumulated Depreciation of Tangible Fixed Assets	23,207	21,075	22,091
2. Assets Offered as Securities			
Cash and Time Deposits	80	80	80
(Collateral for payment guarantee)			
3 Guaranteed Debts			
Debts of the companies below are being guaranteed			
Company Name			
BANDAI INDUSTRIAL CO., LTD.	-	406	378
Total	-	406	378

4. Number of issued shares during the current interim period

Type of issue:	Exercise of stock warrants (stock options)
Date of issue:	From April 1, 2003 to September 30, 2003
Number of issued shares:	107,000 shares
Issued price:	398,468,000 yen
Capitalization of the amount:	199,234,000 yen

(Notes to the Statements of Income)

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2002 to September 30, 2002	Prior fiscal year April 1, 2002 to March 31, 2003
1. Major components of Non-Operating Income			
Interest income	22	20	34
Dividend income	661	654	799
Rental income	251	310	600
2. Major components of Non-Operating Expenses			
Bond interest	196	174	321
Bond issue expense	-	-	140
Leased asset expense	103	107	162
Foreign exchange loss	16	128	124
3. Major components of Extraordinary Income			
Gain on sale of investment securities	-	114	114
Reversal of reserve for loss on liquidation of affiliates	248	-	45
Reversal of allowance for investment loss	6	-	-
Reversal of allowance for prior service cost.	46	6	40
4. Major components of Extraordinary Loss			
Loss on sale of fixed assets	5	1	246
Loss on retirement of fixed assets	68	475	693
Expense of special depreciation of fixed assets	-	-	505
Loss on sale of equities of affiliated companies	-	-	599
Loss on sale of investments in securities	2	8	514
Loss on write-down of investments in shares of affiliated companies	55	-	450
Loss on valuation of guarantee money deposited	-	-	12
Transfer to allowance for investment loss	-	224	-
5. Depreciation			
Tangible Fixed Assets	1,314	1,228	3,302
Intangible Fixed Assets	185	171	354

(Others)

① Marketable Securities

Shares of Subsidiaries and Associated Companies Having Market Values

(Millions of Yen, rounded down)

	Current interim period As of September 30, 2003			Prior interim period As of September 30, 2002			Prior fiscal year As of March 31, 2003		
	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference
Shares in subsidiaries	3,149	22,614	19,465	3,149	17,153	14,004	3,149	17,583	14,433
Shares in associated companies	1,908	4,521	2,613	1,223	2,563	1,339	1,223	2,177	953
Total	5,057	27,136	22,079	4,373	19,717	15,344	4,373	19,760	15,387

② Material Subsequent Events

As of November 5, 2003, Japan Securities Dealers Association approved the listing of Bandai Networks Co., Ltd., a subsidiary of the Company, on the JASDAQ market.

Accordingly, the Company plans to sell the shares of the subsidiary held by the Company, as described below:

Description

Number of shares to be sold: 2,500 shares

In addition to the above-mentioned sale, Daiwa Securities SMBC Co., Ltd. will, in consideration of demand conditions, sell the shares of common stock of Bandai Networks Co., Ltd. to be leased from the Company, not exceeding 500 shares, by the method of over-allotment. For that purpose, the Company will grant to Daiwa Securities SMBC Co., Ltd. the right to additionally purchase the shares of common stock of Bandai Networks Co., Ltd., not exceeding 500 shares, from the Company (green shoe option).

The effect of the sale on the statements of income is not displayed as the sales price remains undecided.

Bandai Networks Co., Ltd., at the meeting of its board of directors held on November 5, 2003, determined to issue 3,000 new shares upon the above-mentioned listing.

- E N D -

FILE No. 82-3919

(Translation)

November 5, 2003

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, First Section of the Tokyo Stock Exchange)

Sale of part of the shares of Bandai Networks Co., Ltd. held by the Company upon listing thereof

It is hereby notified that as of November 5, 2003, Japan Securities Dealers Association approved the listing of Bandai Networks Co., Ltd., a subsidiary of Bandai Co., Ltd. (the "Company"), on the JASDAQ market.

Accordingly, the Company desires to sell the shares of the subsidiary held by the Company and hereby announces the content thereof, as described below:

Description

1. Outline of the sale:

   (1) Seller: Bandai Co., Ltd.

   (2) Shares to be sold: Shares of common stock of Bandai Networks Co., Ltd.

   (3) Number of shares to be sold: 2,500 shares

   (4) Sales price: Undecided

In addition to the above-mentioned sale, Daiwa Securities SMBC Co. Ltd. will, in consideration of demand conditions, sell the shares of common stock of Bandai Networks Co., Ltd. to be leased from the Company, not exceeding 500 shares, by the method of over-allotment. For that purpose, the Company will grant to Daiwa Securities SMBC Co. Ltd. the right to additionally purchase the shares of common stock of Bandai Networks Co., Ltd., not exceeding 500 shares, from the Company (green shoe option).

2. Others:

Bandai Networks Co., Ltd., at the meeting of its board of directors held on November 5, 2003, determined to issue 3,000 new shares upon the above-mentioned listing.

- END -

(For reference)

In the adjustments to the forecasts of operating results for the fiscal year ending March 31, 2004 publicized on November 5, 2003, the estimated proceeds from the above-mentioned sale are included.

FILE No. 82-3919

(Translation)

December 2, 2003

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, First Section of the Tokyo Stock Exchange)

Sale of part of the shares of Bandai Networks Co., Ltd. held by the Company upon listing thereof

As of November 5, 2003, Japan Securities Dealers Association approved the listing of Bandai Networks Co., Ltd., a subsidiary of Bandai Co., Ltd. (the "Company"), on the JASDAQ market. Accordingly, the Company announced that it would sell part of the shares of the subsidiary held by the Company. Now the sales prices of the shares have been determined and the Company hereby announces the content thereof and the effect thereof on the business results, as described below:

Description

1. Outline of the sale (except for the sale of 500 shares by over-allotment):

    (1) Shares to be sold: Shares of common stock

    (2) Number of shares to be sold: 2,500 shares

    (3) Sales period: From December 4, 2003 to December 9, 2003

    (4) Date of delivery: December 12, 2003

    (5) Sales price: ¥470,000 per share

(6) Disposal price by the Company: ¥441,800 per share

(7) Proceeds from the sale: ¥1,104 million

2. Effect of the sale on the business results:

(1) Effect of the sale on the business results on a non-consolidated basis:

The gain on sale of the shares as set forth above will amount to ¥1,062 million, which will be accounted for as an extraordinary income for the current fiscal year (from April 1, 2003 to March 31, 2004).

(2) Effect of the sale on the business results on a consolidated basis:

On a consolidated basis, the gain on sale of equities of affiliated companies will amount to ¥742 million, which will be accounted for as an extraordinary income for the current fiscal year (from April 1, 2003 to March 31, 2004).

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Attention: This document is prepared for a press release and not for inviting investment. We ask you to invest by your own judgment after looking into the "prospectus for the notification of the issuance of new shares and the sale of shares" (as well as amendments thereto) prepared by Bandai Networks Co., Ltd. when you intend to invest.